Filed Pursuant to Rule 433

Registration No. 333-145976

September 12, 2007

BlackRock, Inc.

PRICING TERM SHEET

6.25% Notes due 2017

Issuer:	BlackRock, Inc.

Security:	6.25% Notes due 2017

Size:	$700,000,000

Net Proceeds:	The net proceeds of this offering, after deducting underwriting discounts and commissions, will be approximately $691,222,000.

Maturity Date:	September 15, 2017

Coupon:	6.25%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2008

Price to Public:	99.196%

Benchmark Treasury:	102-22+

Benchmark Treasury Yield:	4.410%

Spread to Benchmark Treasury:	+ 195 bp

Yield:	6.36%

Make-Whole Call:	T + 30 bp

Expected Settlement Date:	September 17, 2007

CUSIP:	09247XAC5

Anticipated Ratings:	A1 by Moody’s Investors Service, Inc. A+ by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. Incorporated Wachovia Capital Markets, LLC

Co-Managers:	HSBC Securities (USA) Inc. J.P. Morgan Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, any related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and any related prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Morgan Stanley & Co. Incorporated at 1-866-718-1649 or Wachovia Capital Markets, LLC at 1-866-289-1262.